Exhibit 99.1

BGS Acquisition Corp.
(a company in the development stage)

Page

Balance Sheets as of October 31, 2012 (unaudited) and July 31, 2012 (audited)	F-2

Interim Statements of Operations (unaudited) for the three months ended October 31, 2012 and for the period from August 9, 2011 (date of incorporation) to October 31, 2012	F-3

Interim Statement of Changes in Shareholders’ Equity (unaudited) for the period from August 9, 2011 (date of incorporation) to October 31, 2012	F-4

Interim Statements of Cash Flows (unaudited) for the three months ended October 31, 2012 and for the period from August 9, 2011 (date of incorporation) to October 31, 2012	F-5

Notes to Interim Financial Statements	F-6

BGS ACQUISITION CORP.
(a company in the development stage)
BALANCE SHEETS

	October 31, 2012	July 31, 2012
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash	$26,631	$26,631
Prepaid Expenses	35,013	48,143
Due from Affiliate	-	15,348
Restricted Cash Held in Trust	40,600,000	40,600,000
Total Assets	$40,661,644	$40,690,122

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accrued Expenses	$80,594	$55,891
Due to Affiliate	23,145	-

Other Liabilities
Deferred Corporate Finance Fee	800,000	800,000

Total Liabilities	903,739	855,891

Commitments and Contingencies
Ordinary Shares Subject to Possible Redemption, 3,424,423 Shares and 3,431,943 Shares, respectively (at Redemption Value)	34,757,895	34,834,221

Shareholders' Equity
Preferred Shares, no par value, unlimited shares authorized; no shares issued and outstanding
Ordinary Shares, no par value, unlimited shares authorized; 1,908,910 and 1,901,390 shares issued and outstanding (excluding 3,424,423 and 3,431,943 subject to possible redemption), respectively	2,807,505	2,731,179
Additional Paid-in Capital	2,450,000	2,450,000
Deficit Accumulated During the Development Stage	(257,495)	(181,169)
Total Shareholders' Equity	5,000,010	5,000,010

Total Liabilities and Shareholders' Equity	$40,661,644	$40,690,122

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
INTERIM STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended October 31, 2012	For the period from August 9, 2011 (date of incorporation) to October 31, 2012
Revenue	$-	$-
General and Administrative Expenses	76,326	257,495
Net Loss Attributable to Ordinary Shareholders	$(76,326)	$(257,495)

Weighted Average Number of Ordinary Shares Outstanding (excluding shares subject to possible redemption)	1,901,472	1,607,484

Basic and Diluted Net Loss per Ordinary Share	$0.04	$(0.16)

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
For the Period from August 9, 2011 (date of incorporation) to October 31, 2012

				Deficit
				Accumulated
			Additional	During the	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Sale of ordinary shares to initial shareholder on October 5, 2011 at approximately $0.016 per share	1,533,333	$25,000	$-	$-	$25,000

Sale on March 26, 2012 of 4,000,000 units at $10 per unit (including 3,431,943 shares subject to possible redemption)	4,000,000	40,000,000			40,000,000

Underwriters' discount and offering expenses		(2,459,600)			(2,459,600)

Sale on March 26, 2012 of 3,266,667 private placement warrants at $0.75 per warrant			2,450,000		2,450,000

Proceeds subject to possible redemption of 3,431,943 ordinary shares at redemption value	(3,431,943)	(34,834,221)			(34,834,221)

Forfeiture of 200,000 ordinary shares in connection with the underwriters’ election to not exercise the overallotment option	(200,000)

Net loss				(181,169)	(181,169)

Balances, July 31, 2012 (audited)	1,901,390	$2,731,179	$2,450,000	$(181,169)	$5,000,010

Change in proceeds subject to possible redemption of 3,424,423 ordinary shares at redemption value	7,520	76,326			76,326

Net loss (unaudited)				(76,326)	(76,326)

Balances, October 31, 2012 (unaudited)	1,908,910	$2,807,505	$2,450,000	$(257,495)	$5,000,010

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended October 31, 2012	For the Period from August 9, 2011 (date of incorporation) to October 31, 2012
Cash Flows from Operating Activities
Net loss	$(76,326)	$(257,495)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid Expenses	13,130	(35,013)
Due from Affiliate	15,348
Accrued Expenses	24,703	80,594
Due to Affiliate	23,145	23,145

Net cash used in operating activities	-	(188,769)

Cash Flows from Investing Activities
Principal deposited in Trust Account	-	(40,600,000)

Net cash used in investing activities	-	(40,600,000)

Cash Flows from Financing Activities
Proceeds from issuance of ordinary shares to initial shareholder	-	25,000
Proceeds from public offering	-	40,000,000
Proceeds from issuance of Private Placement Warrants	-	2,450,000
Payment of offering costs	-	(1,659,600)

Net cash provided by financing activities	-	40,815,400

Net increase in cash	-	26,631

Cash at beginning of the period	-	-

Cash at end of the period	$-	$26,631

Supplemental Disclosure of Non-Cash Financing Activities:
Deferred corporate finance fee	$-	$800,000

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the Period from August 9, 2011 (date of incorporation) to October 31, 2012

1.      DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

BGS Acquisition Corp. (a company in the development stage) (the “Company”), is a newly organized blank check company incorporated as a British Virgin Islands business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets (“Business Combination”). The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, or ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. As of October 31, 2012 the Company had neither engaged in any operations nor generated revenue. Activity through October 31, 2012 relates to the Company’s formation and initial public offering and since March 20, 2012, the identification of potential target businesses and assets. The Company has selected July 31 as its fiscal year end.

The registration statement for the Company’s initial public offering was declared effective on March 20, 2012. On March 26, 2012, the Company consummated a public offering of 4,000,000 units (“Units”) (the “Public Offering” – Note 3).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (“Warrant”). The Ordinary Shares sold as part of the Units in the Public Offering are referred herein as “public shares.” On March 26, 2012, the Company completed a private placement of 3,266,667 Warrants to the initial investors and the underwriters (the “Placement Warrants”).  The Company received gross proceeds of $42,450,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and which includes $2,450,000 received for the purchase of the 3,266,667 Warrants by the initial investors and the underwriters.

Upon the closing of the Public Offering and the private placements, $40,600,000 was placed into a trust account (“Trust Account”) (discussed below). The proceeds placed into the Trust Account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.  The Trust Account is held at J.P. Morgan Chase N.A., London Branch and maintained by Continental Stock Transfer & Trust Company, acting as trustee. Such proceeds will only be released to the Company upon the earlier of: (1) the consummation of a Business Combination and (2) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate a Business Combination.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination. The Company’s efforts are focused on identifying for its initial Business Combination target operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.  There is no assurance that the Company will be able to successfully effect a Business Combination. The Company’s initial shareholder, officers and directors have agreed that the Company will only have until June 26, 2013 to consummate a Business Combination (or September 26, 2013, if the Company has entered into a definitive agreement for, but has not yet consummated, a Business Combination with a target business by June 26, 2013). If the Company does not consummate a Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of winding up its affairs. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholder has waived his rights to participate in any redemption with respect to his initial shares. However, if the initial shareholder or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the Public Offering price per Unit.

Unless otherwise required by law or the Nasdaq Capital Market or if it decides to seek shareholder approval for business reasons, the Company will not submit the transaction for shareholder approval after it signs a definitive agreement with a target for a Business Combination.  The Company will proceed with a Business Combination if such Business Combination is approved by its board of directors. In the event that it is required to seek shareholder approval in connection with the Business Combination, the Company will proceed only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.  In connection with such a vote, if a Business Combination is approved and consummated, shareholders (regardless of how they vote) that elect to put their Ordinary Shares back to the Company for cash will be entitled to receive their pro-rata portion of the Trust Account (together with interest thereon which was not previously used for working capital but net of taxes).  However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. These Ordinary Shares are recorded at fair value and classified as temporary equity in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The initial shareholder has agreed, in the event the Company is required to seek shareholder approval of its Business Combination, to vote his initial shares in favor of approving a Business Combination. The initial shareholder and the Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in this Public Offering or in the aftermarket in favor of a Business Combination submitted to the Company’s shareholders for approval.

As long it maintains its status as a foreign private issuer (“FPI”) and is required to comply with the FPI rules, regardless of whether it is required by law or the Nasdaq Capital Market, or if it decides to seek shareholder approval for business reasons, the Company intends to consummate its initial Business Combination and conduct redemptions of Ordinary Shares for cash without a shareholder vote pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”). If the Company is no longer an FPI (and no longer required to comply with the FPI rules) and is required by law or the Nasdaq Capital Market to seek shareholder approval, or it decides to seek shareholder approval for business reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the SEC proxy rules and not pursuant to the tender offer rules.

If the Company is no longer an FPI and seeks shareholder approval of the Business Combination and it does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Company’s amended and restated memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the Ordinary Shares sold in the Offering. Public shareholders who redeem their Ordinary Shares into their pro rata share of the Trust Account will continue to have the right to exercise any warrants they may hold.

The Company has and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which it conducts business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account.  There is no guarantee that such parties will execute such agreements, and even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against the Company’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the Company’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to the Company than any alternative.

Julio Gutierrez, the Company’s chairman and initial shareholder, has agreed that he will be liable to the Company, if and to the extent any claims by any party reduce the amount in the Trust Account to below $10.15 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At October 31, 2012, the Company has not commenced any operations nor generated revenue to date. All activity through October 31, 2012 relates to the Company’s formation, the private placements and the Public Offering, and the identification of potential target businesses and assets.  The Company will not generate any operating revenues until after completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the Trust Account.

Offering costs

Offering costs related to the Public Offering, totaling approximately $2,460,000 (including $1,200,000 of underwriting fees (including a $25,000 advance) paid at closing and $800,000 of deferred underwriting compensation) through the balance sheet date have been charged to shareholders’ equity upon the completion of the Public Offering.

Redeemable ordinary shares

All of the 4,000,000 Ordinary Shares sold as part of a Unit in the Public Offering contain a redemption feature which allows for the redemption of Ordinary Shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against paid-in capital.

Accordingly, at October 31, 2012, 3,424,423 of the 4,000,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $10.15 at October 31, 2012).

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Under the laws of the British Virgin Islands, the Company is generally not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that increases ending accumulated deficit. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of October 31, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.  No interest expense or penalties have been recognized as of and for the period ended October 31, 2012.  The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net loss per ordinary share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.”  Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding for the period. At October 31, 2012, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company maintains its cash balance with a financial institution and may at times exceed the federally insured limit.  The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.  OFFERING

On March 26, 2012, the Company sold 4,000,000 Units, each Unit consisting of one Ordinary Share and one Warrant.  Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) March 21, 2013 or (b) the completion of a Business Combination, and will expire five years from the date of the consummation of the Business Combination, or earlier upon redemption or liquidation. The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which notice of redemption is given.  In the event a registration statement is not effective at the time of exercise, the holders of the Warrants shall not be entitled to exercise such Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrants and the Warrants will expire worthless.

The Company paid an underwriting discount of three percent (3.0%) of the public Unit offering price to the underwriters at the closing of the Public Offering. An additional corporate finance fee of two percent (2.0%) of the gross offering proceeds payable in cash to the underwriters is due upon the closing of a Business Combination.

The Company sold to The PrinceRidge Group LLC for $100, as additional compensation, an option to purchase up to 340,000 Units at $15.00 per unit. The units issuable upon exercise of this option are identical to those offered in the Public Offering. This option may be exercised commencing on the later of the consummation of an initial Business Combination and March 20, 2013 and ending on March 20, 2017.  The Company has accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1.48 per unit (for a total fair value of approximately $503,200) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 30%, (2) risk-free interest rate of 1.09% and (3) expected life of 5 years.  Because the Units did not have a trading history, the volatility assumption was based on information available to management. The volatility assumption was calculated using the average volatility of the Russell Microcap Index.  The Company believes the volatility estimate was a reasonable benchmark to use in estimating the expected volatility of the Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a Business Combination within the prescribed time period and it liquidates, the option will become worthless. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option to exercise the unit purchase option without the payment of cash.  The exercise price and number of Units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation of the Company.  However, the option will not be adjusted for issuances of Ordinary Shares at a price below its exercise price.

On May 17, 2012, the Company filed a Form 6-K with the SEC announcing that the representative of the underwriters of the Public Offering, which was consummated on March 26, 2012, had notified the Company that commencing May 18, 2012, the holders of the Units may elect to separately trade the Ordinary Shares and Warrants underlying such Units.  Those Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “BGSCU” and each of the underlying Ordinary Shares and Warrants will trade under the symbols “BGSC” and “BGSCW”, respectively.  In addition, as a result of the underwriters electing to not exercise the over-allotment option in connection with the Public Offering, the initial shareholder forfeited 200,000 Ordinary Shares (after giving effect to 1.125-for-1 reverse split of the Ordinary Shares).

4.  RELATED PARTY TRANSACTIONS

The Company’s initial shareholder advanced a total of $151,760 for payment of offering costs and formation costs on the Company’s behalf. These advances were non-interest bearing, unsecured and were due at the earlier of March 31, 2012 or the closing of the Public Offering.  These advances were repaid at the closing of the Public Offering on March 26, 2012.  The Company also made advances to the initial shareholder of $20,000 for the purchase of warrants in the private placement.  These amounts were repaid to the Company on March 30, 2012.  Since the Public Offering, the initial shareholder has paid expenses on behalf of the Company.  At October 31, 2012, there is a balance of $23,145 due to this affiliate on the accompanying balance sheet for expenses paid by him on behalf of the Company.  At July 31, 2012, there was a balance of $15,348 due from the initial shareholder included in “Due from affiliate” on the accompanying balance sheet for outstanding advances made to the initial shareholder to pay Company expenses.

On March 20, 2012, the Company entered into an agreement with its Chairman and initial shareholder, Julio Gutierrez, pursuant to which Mr. Gutierrez agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs following the consummation of the Public Offering and before a Business Combination.  In the event that a Business Combination does not close, the Company may use a portion of the Public Offering proceeds held outside the Trust Account to repay such working capital loans but no proceeds from the Trust Account would be used for such repayment.  Mr. Gutierrez, at his option, may convert the working capital loans into warrants in connection with a Business Combination at $0.75 per warrant. As of October 31, 2012, no such loans have been made to the Company.

On October 5, 2011, the Company issued to the initial shareholder, 1,725,000 founders shares for an aggregate purchase price of $25,000 in cash. On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split, resulting in a reduction in outstanding shares to 1,533,333. Share amounts have been restated to reflect the retroactive effect of the reverse stock split. These shares included 200,000 Ordinary Shares that were subject to forfeiture if the underwriters did not exercise their over-allotment option.  All 200,000 shares were forfeited when the over-allotment option period expired in May 2012 (see Note 5).  The initial shareholder has agreed that he will not sell or transfer his shares until: (i) with respect to 20% of such shares, upon consummation of the Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in the Company’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of the Company’s board of directors or management team in which the Company is the surviving entity.

The initial shareholder has agreed (1) to waive his redemption rights with respect to the initial shares and any Ordinary Shares he holds in connection with the consummation of a Business Combination and (2) to waive his rights to liquidating distributions with respect to his initial shares if the Company fails to consummate a Business Combination by June 26, 2013 (or September 26, 2013 if the Company has entered into a definitive agreement with a target business by June 26, 2013), although the initial shareholder will be entitled to receive liquidating distributions with respect to any Ordinary Shares he holds if the Company fails to consummate a Business Combination within such time period.

If the Company submits a Business Combination to its shareholders for a vote, the initial shareholder has agreed to vote his initial shares and any Ordinary Shares he purchases during or after the Public Offering in favor of a Business Combination, and the initial shareholder, officers and directors of the Company have also agreed to vote any Ordinary Shares purchased by them during or after the Public Offering in favor of a Business Combination.

The initial shareholder will retain all other rights as the public shareholders with respect to his Ordinary Shares, including, without limitation, the right to vote the Ordinary Shares and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in Ordinary Shares or to extend the period of their underlying securities, such dividends will also be subject to lockup restrictions.

The holders of the initial shares, investor warrants, underwriter warrants and warrants that may be issued upon conversion of the working capital loans will have registration rights to require the Company to register for sale any of the securities held by them pursuant to a registration rights agreement dated March 20, 2012.  These shareholders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities (following their release from any lockup restrictions) for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Commencing on March 26, 2012, the Company entered into an agreement with BGS Group SA, an affiliate of the initial shareholder to provide at no cost office space, secretarial, and administrative services. This agreement will expire upon the earlier of: (a) the successful completion of the Business Combination, or (b) the date on which the Company is dissolved and liquidated.

5.   COMMITMENTS & CONTINGENCIES

The Company granted the underwriters a 45-day option to purchase up to 600,000 additional Units to cover the over-allotment at the Public Offering price less the underwriting discounts and commissions.  This over-allotment expired unexercised and the initial shareholder forfeited 200,000 Ordinary Shares previously purchased.

The underwriters will be entitled to a corporate finance fee of two percent (2.0%) of the Public Offering, payable in cash upon the closing of a Business Combination. The deferred corporate finance fee of $800,000 is reflected in the accompanying balance sheet.

6.  WARRANTS ISSUED IN PRIVATE PLACEMENT

On March 26, 2012, the initial investors and the underwriters purchased the Placement Warrants at a price of $0.75 per warrant, for an aggregate purchase price of $2,450,000 to the Company.  The Placement Warrants are identical to the Warrants sold as part of the Units in the Public Offering except that, so long as they are held by our initial investors, the underwriters or their permitted transferees, (1) they will not be redeemable by the Company and (2) they (including the Ordinary Shares issuable upon exercise of the Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial investors or the underwriters until 30 days after the completion of an initial Business Combination.  Additionally, for so long as they are held by the initial investors, the underwriters or their permitted transferees, the Placement Warrants may not be exercised after March 20, 2017. If the Company does not complete its initial Business Combination by June 26, 2013 (or September 26, 2013 if the Company has entered into a definitive agreement for, but has not yet consummated, an initial business combination with a target business by June 26, 2013), then the proceeds from the sale of the Placement Warrants will be part of the liquidating distribution to the public shareholders and the Placement Warrants issued to the initial investors and the underwriters will expire worthless.

After its initial Business Combination, the Company will treat all of its outstanding warrants as a liability due to the cash settlement provisions provided in the Warrant Agreement.  ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer's control and, therefore, a contract that requires net-cash settlement upon a change in control must be classified as an asset or liability. Management cannot accurately estimate what the cash settlement will be, or if an initial Business Combination will take place, but the expense and cash payment may be material.

In the event of a Fundamental Transaction (as defined in the Warrant Agreement), which can only happen after a Business Combination, at the request of the holder delivered at any time through the date that is 30 days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a report on Form 6-K filed with the SEC, the Company (or the successor entity to the Company) shall purchase the Warrant from the holder by paying to the holder, within five trading days after such request, cash in an amount equal to the Black-Scholes Value of the remaining unexercised portion of the Warrant on the date of such Fundamental Transaction. Any holder that receives cash pursuant to the immediately preceding sentence shall not receive any Alternate Consideration (as defined in the Warrant Agreement) from such transaction. For the forgoing purposes, the “Black-Scholes Value” means the value of the Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg using (i) a price per Ordinary Share equal to the closing sale price of the Ordinary Shares for the trading day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (iii) an expected volatility equal to the greater of (A) forty percent (40%) and (B) the 30-day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately following the announcement of the Fundamental Transaction, (iv) a “Style” of “Warrant” and (v) a “Warrant type” of “Capped” where “Call cap” equals $16.50.

The investor and underwriter warrants (including the Ordinary Shares issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, and they will be non-redeemable so long as they are held by the investors, the underwriters (and/or their designees) or their permitted transferees. If the investor warrants or the underwriter warrants, as applicable, are held by holders other than such investors, the underwriters (and/or their designees) or their permitted transferees, such warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units sold in the Public Offering. The underwriter warrants are also subject to certain additional restrictions on transfer as required by FINRA.

The Company has evaluated the accounting treatment of the investor warrants and the underwriter warrants and the warrants attached to the Units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify the warrants as additional paid-in capital.

The valuation of the warrants was based on comparable initial public offerings by previous blank check companies. The initial investors have agreed that the warrants purchased will not be sold or transferred until 30 days following consummation of a Business Combination, subject to certain limited exceptions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the initial investors will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with ASC 815-40-25-13.

7.  TRUST ACCOUNT

Upon the closing of the Public Offering and the private placement of the Placement Warrants, a total of $40,600,000 was placed in the Trust Account.  All proceeds in the Trust Account may be invested in either U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.

8. FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of October 31, 2012 and July 31, 2012, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of October 31, 2012

	Balances, at October 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:

Investments held in Trust Account	$40,600,000	$40,600,000	—	—

Total	$40,600,000	$40,600,000	—	—

Fair Value of Financial Assets as of July 31, 2012

	Balances, at July 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:

Investments held in Trust Account	$40,600,000	$40,600,000	—	—

Total	$40,600,000	$40,600,000	—	—

The fair values of the Company’s investments held in the Trust Account are determined through market, observable and corroborated sources.

9. SHAREHOLDERS’ EQUITY

Ordinary Shares — The Company is authorized to issue an unlimited number of Ordinary Shares. Holders of the Ordinary Shares are entitled to one vote for each ordinary share. At October 31, 2012 and July 31, 2012, there were 1,908,910 and 1,901,390 Ordinary Shares outstanding, respectively, excluding 3,424,423 and 3,431,943 shares subject to possible redemption, respectively.  On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split. Share amounts have been restated to reflect the retroactive effect of the reverse stock split.

Preferred Shares — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At October 31, 2012, the Company has not issued any preferred shares.

10.      SUBSEQUENT EVENTS

Management has approved the financial statements and performed an evaluation of subsequent events through December 18, 2012, noting no items which require adjustment or disclosure.